Mail Stop 3561

August 4, 2006

Mr. Mark S. Peek
Vice President and Chief Accounting Officer
Amazon.Com, Inc.
1200 12th Avenue South
Suite 1200
Seattle, WA 98144-2734

>   **Re: Amazon.Com, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed February 17, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **March 31, 2006 and June 30, 2006**
>   **File No. 0-22513**

Dear Mr. Peek:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant